SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 3)*

Morgan’s Foods, Inc.
(Name of Issuer)>

Common Stock without par value
(Title of Class of Securities)

616900 10 6
(CUSIP Number)

July 10, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 616900 10 6	13G

1.	NAMES OF REPORTING PERSONS
FCMI FINANCIAL CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5.	SOLE VOTING POWER
-0-
	6.	SHARED VOTING POWER
519,300
	7.	SOLE DISPOSITIVE POWER
-0-
	8.	SHARED DISPOSITIVE POWER
519,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2 of 9 pages

CUSIP NO. 616900 10 6	13G

1.	NAMES OF REPORTING PERSONS
PAN ATLANTIC BANK AND TRUST LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5.	SOLE VOTING POWER
-0-
	6.	SHARED VOTING POWER
519,300
	7.	SOLE DISPOSITIVE POWER
-0-
	8.	SHARED DISPOSITIVE POWER
519,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 3 of 9 pages

CUSIP NO. 616900 10 6	13G

1.	NAMES OF REPORTING PERSONS
ALBERT D. FRIEDBERG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5.	SOLE VOTING POWER
519,300
	6.	SHARED VOTING POWER
-0-
	7.	SOLE DISPOSITIVE POWER
519,300
	8.	SHARED DISPOSITIVE POWER
-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 4 of 9 pages

Item 1.

a) Name of Issuer:

Morgan’s Foods, Inc.

(b) Address of Issuer’s Principal Executive Offices:

4820 Galaxy Parkway
Suite S
Cleveland, Ohio 44128

Item 2.

(a) Name of Persons Filing:

FCMI Financial Corporation
Pan Atlantic Bank and Trust Limited
Albert D. Friedberg

(b) Address of Principal Business Office or, if none, Residence:

          The principal business office of each of FCMI Financial Corporation and Albert D. Friedberg is located at BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. The principal business office of Pan Atlantic Bank and Trust Limited is located at Musson Building, Third Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies.

(c) Citizenship:

          FCMI Financial Corporation is a corporation organized under the laws of Ontario Canada. Pan Atlantic Bank and Trust Limited is organized under the laws of Barbados and is registered under the International Financial Services Act 2002 of Barbados. Mr. Friedberg is a citizen of Canada.

(d) Title of Class of Securities:

Common stock without par value.

(e) CUSIP Number:

616900 10 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Page 5 of 9 pages

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

NOT APPLICABLE

Item 4.	Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	519,300 shares

(b)	Percent of class:	17.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	519,300 shares

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or direct the disposition of:	519,300 shares

(iv)	Shared power to dispose or to direct the disposition of:	-0-

Page 6 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

SEE EXHIBIT 1

Item. 8	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008

FCMI FINANCIAL CORPORATION

By:	/s/ Enrique Fenig

Name:	Enrique Fenig
Title:	Executive Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque

Name:	Robert Bourque
Title:	Managing Director

/s/ Albert D. Friedberg

Albert D. Friedberg

Page 8 of 9 pages

Exhibit 1

EXPLANATION OF ITEM 7

          This Schedule 13G (Amendment No. 3) is being filed by Mr. Albert D. Friedberg, FCMI Financial Corporation and Pan Atlantic Bank (the “Filing Parties”). All of the shares reported as beneficially owned in this Schedule 13G (Amendment No. 3) are owned directly by Pan Atlantic Bank and Trust Limited. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation. All of the shares of FCMI Financial Corporation are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg possesses voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls 100% of the outstanding shares of FCMI. By virtue of his control of FCMI Financial Corporation, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited.

          Information in this Schedule 13G (Amendment No. 3) regarding the Filing Parties’ beneficial ownership of the Issuer’s Common Stock is provided as of the signature date of this Amendment No. 3.

Page 9 of 9 pages